                               THE MIDLAND COMPANY










                                  ANNUAL REPORT

                                  ON FORM 11-K

                                     TO THE

                       SECURITIES AND EXCHANGE COMMISSION

                                     FOR THE

                          YEAR ENDED DECEMBER 31, 2000

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                    Form 11-K


(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]. For the Fiscal Year Ended December 31, 2000.



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from _____ to
         _____.



                          MIDLAND-GUARDIAN CO. SALARIED
                          EMPLOYEES 401(K) SAVINGS PLAN
                            (Full title of the Plan)



                               THE MIDLAND COMPANY
                             7000 Midland Boulevard
                             Amelia, Ohio 45102-2607
   (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


        Registrant's telephone number including area code (513) 943-7100

Required information:


         (a)      Financial statements filed as a part of this report:

                  Independent Auditors' Report
                  Statements of Net Assets Available for Plan Benefits as of
                        December 31, 2000 and 1999
                  Statements of Changes in Net Assets Available for Plan
                        Benefits for the Years Ended December 31, 2000 and 1999
                  Notes to Financial Statements - December 31, 2000 and 1999 Supplemental Schedule:
                           Schedule of Assets Held for Investment Purposes -
                                        December 31, 2000

         (b)      Exhibits

                  Exhibit 23 Independent Auditors' Consent



                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                          MIDLAND-GUARDIAN CO. SALARIED
                          EMPLOYEES 401(K) SAVINGS PLAN
                                 (Name of Plan)


s/John I. Von Lehman
Executive Vice President,
Chief Financial Officer and
Secretary of The Midland Company



For the Midland-Guardian Co. Salaried
Employees 401(k) Savings Plan



Dated:  June 25, 2001

INDEPENDENT AUDITORS' REPORT


We have audited the accompanying statements of net assets available for benefits of The Midland-Guardian Company Salaried Employees' 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 15, 2001

                              MIDLAND-GUARDIAN CO.
                     SALARIED EMPLOYEES' 401K SAVINGS PLAN
                     -------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999


ASSETS                                                                     2000                       1999
                                                              -----------------------     ----------------------
INVESTMENTS - At market value:

MARKETABLE SECURITIES                                                   $ 27,654,072               $ 25,916,266
    (Cost - 2000, $27,883,972;
            1999, $22,438,036)

LOANS TO PARTICIPANTS                                                        562,319                    441,522
                                                              -----------------------     ----------------------

TOTAL INVESTMENTS                                                         28,216,391                 26,357,788

CASH                                                                          12,193                          -

CONTRIBUTIONS RECEIVABLE                                                       8,003                      9,714

ACCRUED INCOME                                                                 4,362                      3,707
                                                              -----------------------     ----------------------


NET ASSETS AVAILABLE
   FOR BENEFITS                                                         $ 28,240,949               $ 26,371,209
                                                              =======================     ======================


See notes to financial statements.

                              MIDLAND-GUARDIAN CO.
                     SALARIED EMPLOYEES' 401K SAVINGS PLAN
                     -------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                             2000                       1999
                                                                       ------------------         ------------------
INCOME:
  Contributions from Midland-Guardian Co.                                   $    818,219                  $ 672,179
  Contributions from Employees                                                 2,585,485                  2,131,776
  Dividend and Interest Income                                                 1,763,707                  1,830,689
  Net Appreciation (Depreciation) in
     Market Value of Investments                                              (2,971,940)                 1,572,777
  Rollovers                                                                      536,733                    693,366
  Other                                                                           36,958                     60,242
                                                                       ------------------         ------------------
    Total                                                                      2,769,162                  6,961,029

BENEFIT PAYMENTS                                                                (899,422)                (2,101,451)
                                                                       ------------------         ------------------
INCREASE IN NET ASSETS                                                         1,869,740                  4,859,578

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year                                                             26,371,209                 21,511,631
                                                                       ------------------         ------------------
End of Year                                                                 $ 28,240,949               $ 26,371,209
                                                                       ==================         ==================


See notes to financial statements.


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

                              MIDLAND-GUARDIAN CO.
                     SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                     ---------------------------------------

                          NOTES TO FINANCIAL STATEMENTS


1.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The accompanying financial statements conform to accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA").

         EXPENSES OF THE PLAN
         Midland-Guardian Co. Salaried Employees 401(K) Savings Plan (the "Plan") sponsor, Midland-Guardian Co. (the "Company"), pays certain expenses of the Plan.

         INVESTMENTS
         The Plan's investments in mutual funds are stated at fair value, based on market quotations provided by the trustee, and The Midland Company stock is valued at its quoted market price. Participant loans are valued at cost that approximates fair value.

         METHOD OF FUNDING
         The Company's annual contribution to the Plan consists of matching fifty percent of the basic contributions made by plan participants up to six percent of the participant's wages.

         ESTIMATES
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.       DESCRIPTION OF THE PLAN

         All full-time salaried employees of Midland-Guardian Co. and part time employees who anticipate working 1,000 hours or more annually are eligible to participate in the Plan upon their hire date. An employee may authorize (matched) basic contributions between one percent and six percent of base salary through payroll deductions. Supplemental (unmatched) contributions ranging from one to ten percent of the base salary are also permitted above the basic contribution. Participants are 100 percent vested in their contributions. The Company matches 50 percent of an employee's basic contribution. The vesting period in Company matching contributions is five (5) years. At the end of each year of employment, the employee will vest in 20 percent of the Company's matching contribution. Vesting is based on the date of hire, not the date of enrollment in the Plan. Forfeitures are used to reduce future Company contributions.



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

         Upon enrollment in the Plan, a participant may direct employee contributions in one-percent increments in any of ten investment options. The investment options (funds and fund investment information obtained from fund publications) are as follows:
         a) EB Money Market Fund - Funds are invested primarily in high-grade money market instruments with the objective of providing stability and liquidity.
         b) Victory Fund for Income - Funds are invested to provide a high level of current income consistent with preservation of shareholders' capital.
         c) Victory Balanced Fund - Funds are invested in common stock, securities convertible into common stock, preferred stock, corporate debt securities and U.S. Government securities.
         d) Victory Value Fund - Funds are invested primarily in a diversified group of common stocks with an emphasis on companies with above average total return potential.
         e) Victory Stock Index Fund - Funds are invested primarily in equity securities with the objective of matching the performance of the Standard & Poor's 500 stock index.
         f) American Capital Income Builder, Inc. - Funds are invested to seek above-average current income, a growing stream of income, and secondarily growth of capital.
         g) Janus Twenty Fund - Funds are invested to provide long-term growth of capital by concentrating its investments in a core position of 20-30 common stocks.
         h) Janus Overseas Fund - Funds are invested to seek long-term growth of capital by investing primarily in the common stocks of companies outside the United States, normally investing at least 65% of its assets in securities of issuers from at least five different countries, excluding the U.S.
         i) INVESCO Dynamics Fund - Funds are invested in equity securities of mid-sized core growth companies with the objective of long-term capital appreciation through aggressive investment policies.
         j) Midland Stock Fund - Funds are invested in common stock of The Midland Company.

         Participants may change their investment elections daily.

         The contributions are invested in pooled accounts maintained by the Plan's trustee. Individual accounts are maintained for each participant. Income from investments and the change in the market value of the investments are allocated to the participants' accounts based on the percentage that each account balance bears to the total pool balance.

         The Plan allows participants to borrow funds from their vested account balance subject to certain restrictions. Loans are repayable in one to five years unless the loan is related to the purchase of the participant's primary residence, in which case the term may be up to thirty years. The interest rate applicable to Plan loans is established at 1% over Firstar Corporation's prime rate (9.50% at December 31,
         2000).

         Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the value of each participant's interest in Company matching contributions will become fully vested and Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

3.       INVESTMENTS

         Investments representing more than five percent of net assets available for benefits are as follows at December 31:

                                                              MARKET
2000                                           COST            VALUE
----                                           ----            -----
Key Trust Investment Management:
   EB Money Market Fund                    $ 4,439,100      $ 4,937,171
   Victory Balanced Fund                     2,730,716        2,765,657
   Victory Value Fund                        6,624,109        6,862,449
   INVESCO Dynamics Fund                     3,306,094        3,534,751
   Victory Fund for Income Fund              1,806,966        1,788,593
   Janus Overseas Fund                       1,863,107        1,493,122
   Janus Twenty Fund                         4,277,292        3,264,824
The Midland Company Common Stock             1,280,099        1,602,400


1999
----
Key Trust Investment Management:
   EB Money Market Fund                    $ 3,754,681      $ 4,136,761
   Victory Balanced Fund                     2,827,618        3,022,349
   Victory Value Fund                        6,681,384        7,953,734
   INVESCO Dynamics Fund                     2,101,624        2,937,573
   Victory Fund for Income Fund              1,419,664        1,351,958
   Janus Twenty Fund                         3,052,543        3,717,666

The net appreciation (depreciation) of investments is as follows for the year ended December 31:

                                              2000                 1999
                                         ----------------     ----------------
EB Money Market Fund                           $ 261,194            $ 207,277

Victory Balance Fund                            (116,187)            (121,552)

Victory Value Fund                              (736,521)            (134,999)

Victory Special Growth                                 -              (19,831)

INVESCO Dynamics Fund                           (414,585)             870,419

Victory Fund for Income                           46,138              (88,474)

Janus Overseas Fund                             (598,998)             239,073

Janus Twenty Fund                             (1,615,967)             774,663

American Capital Income Builder                    6,574               (2,517)

Victory Stock Index                             (151,171)              44,037

The Midland Company Common Stock                 347,583             (195,319)
                                         ----------------     ----------------

      Total                                 $ (2,971,940)          $1,572,777
                                         ================     ================

4.       TAX STATUS

         The Plan has received a letter of determination dated January 25, 1996 from the Internal Revenue Service which indicates that the Plan as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan has since been operated in compliance with the applicable requirements of the Internal Revenue Code and that it is qualified and the related trust is tax exempt.

SUPPLEMENTAL SCHEDULE

ASSETS HELD FOR INVESTMENT PURPOSES


                              MIDLAND-GUARDIAN CO.
                     SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                                DECEMBER 31, 2000


                                                                                                    MARKET
                                                                               UNITS                VALUE
                                                                         -----------------     -----------------
KEY TRUST INVESTMENT MANAGEMENT:

  EB Money Market Fund                                                            370,458           $ 4,937,171


  Victory Balanced Fund                                                           204,409             2,765,657


  Victory Value Fund                                                              451,108             6,862,449


  INVESCO Dynamics Fund                                                           148,728             3,534,751


  Victory Fund for Income                                                         138,267             1,788,593


  Janus Overseas Fund                                                              56,259             1,493,122


  Janus Twenty Fund                                                                59,577             3,264,824


  American Capital Income Builder                                                   4,298               192,625


  Victory Stock Index Fund                                                         56,711             1,212,480


THE MIDLAND COMPANY COMMON STOCK                                                   56,305             1,602,400
                                                                                               -----------------

TOTAL BEFORE PARTICIPANT LOANS                                                                       27,654,072

PARTICIPANT LOANS (INTEREST RATES:
    6% TO 10%)                                                                                          562,319
                                                                                               -----------------

TOTAL INVESTMENTS                                                                                  $ 28,216,391
                                                                                               =================




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